

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Tom Lacey
President and Chief Executive Officer
Phoenix Technologies Ltd.
915 Murphy Ranch Rd.
Milpitas, CA 95035

> **Re:** **Phoenix Technologies Ltd.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 3, 2010**
> **File No. 000-17111**

Dear Mr. Lacey:

We have completed our review of your response letter dated September 13, 2010 in connection with the above-referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (650) 843-4001
Thomas Kellerman, Esq.
Morgan, Lewis & Bockius LLP